LOREN P. HANSEN
A PROFESSIONAL CORPORATION
ATTORNEY AT LAW
1301 DOVE STREET, SUITE 370
TELEPHONE:	NEWPORT BEACH, CALIFORNIA 92660	CELL PHONE
(949) 851-6125	lphansen@lphansenlaw.com	(949) 275-1145

March 1, 2018

CONFIDENTIAL SUBMISSION	Confidential Submission
Pursuant to
Draft Registration Statement	Title I, Section 106 under the
U.S. Securities and Exchange Commission	Jumpstart Our Business Startups Act
100 F Street, N.E.	and Section 24(b)(2) of the
Washington, D.C. 20549	Securities Exchange Act of 1934

Re:	First Choice Bancorp
Confidential Submission of Draft Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of First Choice Bancorp, a California corporation (the “Company’), and in connection with the confidential submission of its draft registration statement on Form S-4 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the Jobs Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its fiscal year ended December 31, 2017. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the staff, provided the Registration Statement and all amendments thereto shall be publicly filed with the Commission at least 15 days prior to the effective date of the registration statement. We hereby confirm that the Company will publicly file with the Commission the Registration Statement and all amendments thereto at least 15 days prior to the effective date of the Registration Statement.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Robert M. Franko

President and Chief Executive Officer

First Choice Bancorp

17785 Center Court Drive N, Suite 750

Cerritos, California 90703

(877) 256-9809

With copies to:

Loren P. Hansen	Yvonne Chen
Loren P. Hansen, APC	Executive Vice President and
1301 Dove Street, Suite 370	Chief Financial Officer
Newport Beach, California 92660	First Choice Bancorp
(949) 851-6125	17785 Center Court Drive N, Suite 750 Cerritos, California 90703 (877) 256-9809

Please contact the undersigned at (949) 851-6125 or lphansen@lphansenlaw.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Loren P. Hansen
Loren P. Hansen

cc:	Mr. Robert M. Franko, President and Chief Executive Officer, First Choice Bancorp
Ms. Yvonne Chen, Chief Financial Officer, First Choice Bancorp
Mr. Kenneth E. Moore, Stuart|Moore|Staub